TSX SYMBOL: STM

January 29, 2009

Strathmore Updates Roca Honda, New Mexico,

Uranium Development Project

STRATHMORE MINERALS CORP. ("Strathmore" or the "Company") is pleased to provide a progress update to shareholders on the advancements made at its flagship Roca Honda uranium project in the Grants Mineral District, New Mexico. This property is jointly held by Strathmore's wholly owned U.S. subsidiary, Strathmore Resources (US) Ltd and Sumitomo Corp of Japan.

Background

The Roca Honda Property was acquired in 2004, along with the Kerr McGee uranium data base. Kerr McGee completed over 800,000 feet of exploratory and development drilling, and planned to develop a mine, but abandoned the project in the 1980’s, when the price of uranium collapsed. Based on available drill hole information, Strathmore completed a NI 43-101 resource calculation which estimated a Measured and Indicated mineral resource of 17,512,000 lbs. U3O8 contained within 3,782,000 tons at an average grade of .23% U3O8. An additional 15,832,000 lbs. at an average grade of .17% U3O8 are estimated as an Inferred mineral resource (The Roca Honda NI 43-101 reports can be viewed in their entirety on SEDAR or the Company’s website www.strathmoreminerals.com). Strathmore believes that Roca Honda may be one of the best undeveloped uranium deposits in the United States. The New Mexico Operations office was opened in Santa Fe in 2005 and permitting activities for Roca Honda began in 2006. The project attracted Sumitomo Corporation of Japan and a joint venture agreement was signed in July, 2007. An ongoing permitting effort and feasibility study is underway.

Roca Honda, New Mexico: Strathmore 60% Sumitomo Corp (Japan) 40%

The following summary highlights the major accomplishments of 2008 and the ongoing permitting activity approved by the Joint Venture for 2009.

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The mine permit application remains on schedule for submittal in the fall of 2009. The work performed in support of the mine permit application has been accomplished under the 5-year budget projections

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Numerous economic mining models were evaluated and a “Preliminary Assessment of Roca Honda” was completed in 2008. Included in the evaluation were a variety of surface facility scenarios, alternative shaft construction technologies, mine and ventilation locations, mine production methods, power and infrastructure requirements, and other details pertaining to mine design, construction and operation. A Feasibility study will be completed in 2009. Permission was obtained from the State to purge and sample the wells drilled in 2007 to initiate its baseline water quality sampling program in 2008. A National Pollutant Discharge Elimination System (NPDES) permit was approved by the U.S. Environmental Protection Agency (EPA) to discharge water from the monitor wells in order to conduct hydrological pump testing, scheduled for 2009. A regional water quality well sampling program of 23 wells located within a five-mile radius of the site began in 2008. Two consecutive quarters of water quality sampling and analysis was completed in 2008. The final two quarters of sampling required will be completed in 2009.

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Approval for drilling of a “nest” of off-site monitoring wells to be located on adjacent property was obtained in 2008. This nest will consist of three to five monitor wells to sample various aquifers from the surface to the mining horizon. These wells will be completed as needed.

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A Sampling and Analysis Plan and a Baseline Monitoring Plan were submitted to the regulatory authorities for review in support of the Mine Operations Permit application.

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Preliminary design was initiated for a water treatment plant to treat water produced from mine dewatering. An application for Discharge Plan approval for dewatering the mine was submitted on January 13, 2009.

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The state and federal authorities established the Mt. Taylor Traditional Cultural Properties (TCP) designated area in 2008. The TCP boundary partially includes the Roca Honda property. Designation of the TCP impacted Strathmore’s ability to conduct certain permitting activities identified early in the permitting schedule, including completion of one core hole. While the TCP designation has impacted the Company’s ability to gather certain useful data prior to submitting the various permit applications, it is not expected to impact the overall permitting schedule.

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Significant environmental baseline studies completed in 2007 and 2008, in support of the mine permit application, that are also consistent with TCP requirements, include: archaeological and cultural resources surveys, in addition to vegetation and wildlife studies. A meteorological station and an air quality monitoring station were installed onsite to begin gathering data required by the mine permit application, and baseline sediment samples were obtained throughout the reach of the dry arroyo bed for mine water discharge planning.

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Strathmore has initiated a number of “grass roots” initiatives to engage the local public and business community groups in support of the resurgence of the uranium mining and milling industry in New Mexico, and the Roca Honda project, in particular. These initiatives have resulted in mainstream support from the local Grants, New Mexico residents awaiting the economic benefits that the Roca Honda project will bring to this region. This support has been demonstrated in several public meetings that have been held in the area.

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In order to evaluate alternative mill site locations near the Roca Honda mine, and comply with NRC requirements, an “Alternative Sites Analysis” was completed in 2008.

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A 30% design (advanced conceptual level) of the mill with a capacity of 3,500 tons per day, expandable to 7000 tons per day was completed in 2008. This design will be advanced in 2009, using various capacity options for use in the NRC license application. (See press releases dated July 10 and September 3, 2008).

Approved Initiatives for 2009

Roca Honda is one of the largest planned conventional uranium mines in the United States. The Strathmore/Sumitomo Joint Venture will continue comprehensive permitting activities in 2009, and remains committed to advancing the project. Planned initiatives approved for this year include:

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Continued advancement of the ongoing mill and tailings design process.

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Completion of the water quality baseline data gathering program.

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Performance of the hydrologic pump test at the site and completion of regional groundwater modeling to determine the effects of mining on the aquifers.

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Submittal of the Mine Plan permit application and Discharge Plan permit application for mine dewatering to the State.

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Continued participation in “grass roots” support and work with the citizens of Grants and the surrounding area.

Future updates will be provided when available.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties in the United States. Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico. STRATHMORE MINERALS CORP. Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release contains "forward-looking information" that is based on Strathmore Minerals Corp.'s current expectations, estimates, forecasts and projections. This forward-looking information includes, among other things, statements with respect to Strathmore's exploration and development plans, outlook and business strategy. The words "may", "would", "could", "should", "will", "likely", "expect," "anticipate," "intend", "estimate", "plan", "forecast", "project" and "believe" or other similar words and phrases are intended to identify forward-looking information.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Strathmore's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: uncertainties related to the historical resource estimates, the work expenditure commitments; the ability to raise sufficient capital to fund future exploration or development programs; changes in economic conditions or financial markets; changes in input prices; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or an inability to obtain permits required in connection with maintaining, or advancing, the Gas Hills projects; and labour relations matters.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Strathmore Minerals Corp. disclaims any intention or obligation to update or revise forward- looking information, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

For Investor Relations:

Craig Christy / Bob Hemmerling

“David Miller”

1-800-647-3303

info@strathmoreminerals.com

David Miller, CEO

www.strathmoreminerals.com